

BEACHSHEETZ, LLC.

The world's best outdoor and beach accessory.

Type of Security
Common Equity

Pre-Money Valuation
$3,000,000

Days Left
107

Share:

Founded Mar 2015

Burbank, CA

Sports

HIGHLIGHTS

https://beachsheetz.com

Less than 20% Funded

Committed **$0**

Target
$10,000 - $1,070,000

Minimum Investment
$100

ABOUT BEACHSHEETZ, LLC.

The world's first 7ft x 7ft rip-stop microfiber beach sheet, that is heat-resistant, sand-resistant, and water-resistant. It comes with 4 weighted corners to hold it down on a windy day, and an attached drawstring backpack for easy transport and storage. We even included a secret hideaway pocket for your valuables.

WHY YOU SHOULD INVEST

We have a one-of-a-kind and extremely popular product that has resonated with customers worldwide. In our first round of production, we released our product on Amazon and sold out (1500+ units) in nearly 60 days. For our next round, we decided to do a Kickstarter campaign, and we raised over $150,000 from over 2500 backers in 30 days. BeachSheetz holds the prestigious title of one of the Top 1% of all Kickstarter campaigns, ever.

Our demand is so great, we cannot keep up. We need capital to place a larger order, bring down the cost of manufacturing, and help us get into retail outlets across the nation and world.











HOW WE INTEND TO MAKE MONEY

We are already making money. We sell out products online, direct to consumers. We also intend to break into big-box retail in the near future.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We are raising capital because we need to place a much larger order of product to meet the demand from customers. We have sold out, twice, and cannot keep up. We just introduced 4 new color options of our product and people went wild. It's certainly a great problem to have.

TEAM

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AUSTIN WRIGHT

CEO

As a local Southern California resident, I have lived at or near the beach for almost 17 years. My primary profession has been in the fitness industry, but I love all things outdo... Read More

Atlanta, GA

DOCUMENTS

Official filing on SEC.gov

Company documents: Financials

Company documents: Investor Presentation

OVERVIEW AND TERMS

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FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$3,000,000**
Minimum Investment	Price per Share
$100	**$10**
Minimum # of Shares	Maximum # of Shares
1,000	**107,000**

PERKS	
Invest $250 or more	Beachsheetz Beach Bundle Package - Any color BeachSheetz of choice, BeachSheetz t-shirt or hoodie, BeachSheetz hat, free shipping.
Invest $500 or more	Custom Made BeachSheetz - Take your pick... favorite colors, favorite patterns, you name it, we'll make it for you. Free t-shirt and hat included, plus free shipping on all items
Invest $1,000 or more	Invitation to our exclusive Malibu, CA launch party, hosted at the prestigious Malibu Farm on the pier. This event will include all food and drinks for you plus one. Two Custom BeachSheetz also included, t-shirts, hats, and free shipping on all items.

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I'd Like to Invest in Beachsheetz, LLC.!

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ABOUT US

- GrowthFountain Overview
- Team
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- Contact Us
- Careers
- In the News
- FAQ

INVESTOR RESOURCES

- Investor Tutorial
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- FAQ

BUSINESS RESOURCES

- Business Tutorial
- Success Guide
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- Revenue Share Calculator
- How Much Should I Raise?
- Business Valuation Calculator
- FAQ

LEGAL

- Terms of Use
- Privacy Policy
- Annual Privacy Notice
- ESIGN Disclosure